ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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February 25, 2020

Sonia Bednarowski

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:Evolution Development Group, Inc.

Offering Statement on Form 1-A

Filed December 4, 2019

File No. 024-11127

Dear Ms. Bednarowski:

Please accept this letter and filing of the amended Form 1-A in response to the Commission’s correspondence to John Norman, CEO of Evolution Development Group, Inc. dated December 19, 2019.

Offering Statement on Form 1

Part II

Offering Circular Cover Page, page i

1. Please disclose on your offering circular cover page that your Class B shares of common stock do not have voting rights. In addition, in your Offering Summary section, please disclose (i) the percentage of Class B shares the investors in this offering will hold if all of the shares are sold, (ii) the percentage of Participating Class B Stock the investors in this offering will hold if all of the shares in this offering are sold, and (iii) the voting power held by the officers and directors. In your Offering Summary section include a summary of the differences between the Participating and Non-Participating Class B common stock.

To address the Commission’s comments, in the latest filing, (a) the cover page has been amended to disclose that the securities to be sold have no voting rights and (b) the Offering Summary section has been amended to disclose the percentage of Class B shares the investors in this offering will hold if all of the shares are sold the voting power held by the officers and directors.

In response to the Commission’s comment asking for a summary of the differences between the Participating and Non-Participating Class B common stock, no amendment has been made in the latest

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1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

filing as there is no participating and non-participating distinction in the Class B common stock – all Class B Common Stock has equal rights.  Also, no addition to the Offering Summary was made related to the percentage of “Participating Class B Stock” the investors in this offering will hold if all of the shares in this offering are sold for the same reason. If the Commission can clarify its comment, the issuer will attempt to address it in the next filing.

About This Form 1-A and Offering Circular, page 9

2. Refer to the fourth to last sentence of this section. Please remove the assertion that “[n]o warranty can be made as to the accuracy” of the information in the offering circular. Investors are entitled to rely on your disclosure. Additionally, in the third to last sentence, clarify that you will file post-qualification amendments or offering circular supplements as facts and circumstances warrant. Refer to Rule 252(f) and Rule 253(g).

The requested changes have been made in the latest filing.

Offering Summary, page 13

3. You state that non-accredited investors are limited in the number of shares they may purchase. Please briefly describe the nature of the 10% limitation applicable to non-accredited investors, consistent with the discussion in Investor Eligibility Standards on pages 72-73. Refer to Rule 251(d)(2)(i)(C).

The requested description has been added to the Offering Summary in the latest filing.

Plan of Distribution, page 40

4. Please file the escrow agreement with Prime Trust LLC as an exhibit to your offering circular. In addition, we note your disclosure that your "Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the above-referenced websites." However, while your website identifies from whom a copy of the most recent version of the preliminary offering circular may be obtained, the website does not include a mechanism by which prospective investors can download the most recent copy of the preliminary offering circular. Refer to Item 17(8) of Form 1-A.

The escrow agreement has been attached to the latest filing.

The website at present does not contain a feature to download the preliminary offering circular, as no such requirement exists while testing the waters. However, once the offering is qualified, a mechanism to download the offering circular will be added to all online pages where investment may occur.

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1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

Description of the Business, page 47

5. Please clarify whether you currently have any agreements with athletes. If you do, please describe the material terms of these agreements and file these agreements as exhibits to your Form 1-A. In this regard, we note that you include disclosure regarding Ryan Norman and the importance of maintaining and enhancing his image.

There are no present agreements with athletes and further disclosure as to this fact has been added to the latest filing. Ryan Norman is not presently under contract either and all references to him (other than as a shareholder or his historical role) have been removed from the latest filing.

EVO's Revenue Model, page 51

6. We note your disclosure that you currently plan to conduct series of Regulation A offerings. Please clarify whether the investors in this offering and future offerings will receive revenue share payments from the same revenue pool or whether you anticipate that each Regulation A offering will offer a different class of common stock that will receive revenue share payments from different revenue pools. We also note your disclosure that you will begin distributing the revenue share payments beginning on or after January 1, 2021. Please disclose how the board of directors will determine when to begin distributing such payments, and revise your risk factor regarding dividends on page 29 and your prospectus summary to clarify that investors may never receive a revenue share payment.

Revisions have been made to the latest filing to address this Comment.

Seasoned and Accomplished Leadership Team, page 52

7. We note your disclosure that Jay Howard “has taken on the role of leading EVO’s Racing vertical,” and that Kevin Barry “has now taken on the role of leading EVOS’s Combat Sports vertical.” Please clarify Mr. Howard's and Mr. Barry's roles at your company, including whether they are employees or consultants, and, if material to your business, please disclose the material terms of your agreements with each. In addition, we note that, in the videos on your website, it appears that Mr. Howard has already begun training racing drivers for your company and that Mr. Barry has already begun training boxers for your company. However, based upon the disclosure in your offering circular, it appears that you do not yet have any EVO athletes. Revise your offering circular for consistency.

Modifications have been made in the latest filing to clarify Jay Howard’s role and Kevin Barry’s role with the issuer ads consultants who will eventually become employees, and to clarify that neither are officers or directors of the issuer.  The contractual arrangements with Mr. Howard and Mr. Barry is considered by the issuer to be proprietary and confidential, and as such, not appropriate for public disclosure.

__________________________________________________________________________________________

1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

The issuer disagrees with the statement that “in the videos on your website, it appears that Mr. Howard has already begun training racing drivers for your company and that Mr. Barry has already begun training boxers for your company.”  Jay Howard clearly refers in the video to looking forward to training EVO drivers in the future tense, and all statements by Kevin Barry are also made as to future tense training. However, to clarify, the issuer has asked its web developer to add text where the videos appear making it clear that the athletes shown in the videos are not presently under contract to EVO.

Compensation of Directors and Executive Officers Employment Agreements, page 63

8. Please describe the material terms of the employment agreements with Anthony Tann, Michael Perry and Greg Costello pursuant to Item 11(d) of Part II of Form 1-A. In addition, please revise to disclose how many Participating and Non-Participating Class B shares the shareholders in your table on page 65 beneficially own, and, in your Securities Being Offered section, describe the terms of the Non-Participating Class B shares.

Additional descriptions of the material terms of the employment agreements have been added to the latest filing. No amendments have been made to the Securities Being Offered section as there are no Participating and Non-Participating Class B shares in this offering.

Capitalization Table, page 65

9. Please restyle this table the table of beneficial ownership and present information relevant to your capitalization in a separate table.

An amendment to the filing has been made to address this Comment.

Securities Being Offered Drag Along Rights, page 69

10. Please describe here all material features of this provision, and add a risk factor that addresses the risks associated with this provision.

This section has been modified and a risk factor has been added to address this Comment.

Financial Statements

Independent Auditor’s Report, page 81

11. Please make arrangements with your auditor for them to revise the going concern paragraph of their report to unconditionally express their conclusion about your ability to continue as a going concern through the use of the phrase “substantial doubt about the Company’s ability to continue as a going concern.” Refer to paragraphs .24, .25, .A51 and .A56 of AU-C Section 570 of the Statements on Auditing Standards.

Amended Financial Statements have been filed to address this Comment.

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1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

Part III

Index to Exhibits, page 102

12. Please file the written consent of Kendall Almerico as an exhibit pursuant to Item 17(11) of Part III of Form 1-A and your "testing the waters" materials as an exhibit to your offering circular pursuant to Item 17(13) of Part III of Form 1-A.

The written consent of Kendall Almerico has been filed as an exhibit in the latest filing. All existing “testing the waters” materials have been filed as an exhibit in the latest filing.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com